# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIPTREE INC., CIK 0001393726
CUSIP: 88822Q103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 660 STEAMBOAT ROAD, 2ND FLOOR, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 03/11/2026
Amends the filing with accession number 0001085146-25-005771
Filed by CIK 0001498811
Persons authorized to receive notices and communications: Michael Barnes, 660 STEAMBOAT ROAD, 2ND FLOOR, GREENWICH, Connecticut (CT), 06830, 212-446-1400

## Reporting persons
- Barnes Michael Gene (CIK 0001498811): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 10,439,197; shared voting power 0; sole dispositive power 10,439,197; shared dispositive power 0; aggregate amount beneficially owned 10,439,197 (27.31% of the class)
  Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 30, 2025 (the "Original Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Tiptree Inc., a Maryland corporation (the "Company" or "Tiptree"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.
  
  This Amendment No. 1 amends Items 4, 5, 6 and 7 as set forth below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TIPTREE INC.
Address of issuer's principal executive offices: 660 STEAMBOAT ROAD, 2ND FLOOR, GREENWICH, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: Michael Gene Barnes
Residence or business address: c/o Tiptree Inc. 660 Steamboat Road, 2nd Fl. Greenwich, CT 06830
Present principal occupation or employment: CEO and Chairman of Tiptree Inc.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety with the following:

Effective as of March 11, 2026, Michael Barnes entered into a trading plan (the "Trading Plan"), with Wells Fargo Advisors, LLC ("Broker"), pursuant to which Broker is authorized and directed to purchase on behalf of Michael Barnes a number of shares of Common Stock with an aggregate purchase price of up to $2,000,000, subject to satisfaction of certain conditions, including, among others, the trading price.

A copy of the Trading Plan is being filed as an exhibit hereto and the foregoing description of the Trading Plan is not complete and is qualified in its entirety by reference to the Trading Plan, which is referenced as Exhibit 1 to this Schedule 13D/A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
For purposes of this Item 5(a), as of March 1, 2026, the Company had 37,877,057 shares of Common Stock ("Tiptree Shares") outstanding.

Michael Barnes may be deemed to beneficially own 10,439,197 Tiptree Shares over which Mr. Barnes has sole voting and dispositive power, consisting of 10,085,428 Tiptree Shares Mr. Barnes owns directly and 353,769 Tiptree Shares issuable upon exercise of stock options (the "Stock Options"). These shares represent approximately 27.31% of, collectively, (i) 37,877,057 Tiptree Shares outstanding and (ii) 353,769 Tiptree Shares issuable upon exercise of the Stock Options Mr. Barnes owns directly.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Barnes has the sole power to dispose of and the sole power to vote the 10,085,428 Tiptree Shares directly owned by him and the 353,769 Tiptree Shares issuable upon exercise of the Stock Options Mr. Barnes owns directly.
Transactions in the class effected during the past sixty days: Any transactions in Tiptree shares disclosed on a Form 4 filed by a Reporting Person during the period ending on the filing date of such amendment and starting on the later of the date 60 days before such filing date and the date of the most closely preceding amendment is and shall be incorporated into Item 5(c) without any further notice.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated in its entirety with the following:

See Item 4 above for a description of the Trading Plan, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Trading Plan between Michael Barnes and Broker, dated March 11, 2026.

## Signatures
- Barnes Michael Gene: /s/ Michael Barnes, Michael Barnes (03/12/2026)